UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

16th August 2017
London

Press Release

Pearson announces the sale of GEDU to Puxin Education.

Pearson is today announcing that it has completed the sale of Global Education (GEDU) to Puxin Education. The disposal, together with the sale of associated property assets, is expected to generate gross cash proceeds to Pearson in the region of $80m.

GEDU is a leading provider of English language training and test preparation for Chinese students wishing to study abroad. In 2016 the business served 64,000 learners with revenue of £78m and an adjusted operating loss of £4m. In 2016 GEDU had approximately 1,900 FTE employees.

The sale marks progress in Pearson's strategic shift away from large-scale direct delivery services to focus on more scalable online, virtual, and blended services. It follows Pearson's announcement at its full year 2016 results in February that it was exploring a possible exit of the business.

Moelis & Company acted as financial advisor to Pearson on this transaction.

Notes to editors

About Pearson
Pearson is the world's learning company, with expertise in educational courseware and assessment, and a range of teaching and learning services powered by technology. Our mission is to help people make progress through access to better learning. We believe that learning opens up opportunities, creating fulfilling careers and better lives. For more, visit: www.pearson.com/corporate

About GEDU
Founded in 1997, GEDU is a leading education company focused on English language training and test preparation for students wishing to study abroad, providing a range of world-class products and services including study-abroad consultation, pre-test trainings on IELTS and TOEFL, as well as some international curriculums. GEDU was acquired by Pearson in 2011.

About Puxin Education
Puxin Education is a private education company providing tutorial program for K-12 education, overseas test prep and college admission counselling services in more than 30 cities in China.

For more information

T: + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
International media: Tom Engel, Tom Steiner
China media: Yun Cai at yun.cai@pearson.com, +86-10-5735 5012

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 August 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary